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08029204

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67391

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frank Crystal Capital, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 18th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ebort, FINOP (212) 809-7171
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue (Address) New York (City) ~~New York~~ (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan H. Finesilver Crystal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Frank Crystal Capital, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public
ERICA G. HINTZE
Notary Public, State of New York
No. 01HI6079438
Qualified in Queens County
Commission Expires August 26, ~~2008~~ 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

FRANK CRYSTAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Frank Crystal Capital, Inc.

We have audited the accompanying statement of financial condition of Frank Crystal Capital, Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 21, 2008

FRANK CRYSTAL CAPITAL, INC.

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 65,435
Prepaid expenses	1,005
	$ 66,440
LIABILITIES AND STOCKHOLDER'S EQUITY	
Total liabilities - due to parent	$ 18,063
Stockholder's equity:	
Common stock - no par value; 1,500 shares authorized, no shares issued and outstanding as of December 31, 2007	
Additional paid-in capital	55,000
Deficit	(6,623)
Total stockholder's equity	48,377
	$ 66,440

See notes to financial statements

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Frank Crystal Capital, Inc. (the "Company"), a direct wholly-owned subsidiary of Frank Crystal & Co., Inc. ("Frank Crystal"), was incorporated on March 27, 2006 and became a registered broker-dealer on April 4, 2007. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. (the "NASD").

The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. The Company is primarily engaged in the sale of variable insurance products, retirement plans and mutual funds and also conducts private placement business.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. As of December 31, 2007, the Company's cash equivalents consist of money market funds. The Company maintains substantially all of its cash and cash equivalents at institutions which are highly capitalized and insured by the Federal Deposit Insurance Corporation, or is a member of a major securities exchange.

[2] Revenue recognition:

Brokerage commissions earned from securities transactions are recorded as revenue on a trade date basis.

[3] Income taxes:

Frank Crystal is an S Corporation under the provisions of the Internal Revenue Code and New York State Tax Law, and Frank Crystal's shareholders report their respective share of Frank Crystal's consolidated taxable income or loss in their personal income tax returns. The Company's taxable income or loss is included in Frank Crystal's consolidated Federal and New York State tax filings. Accordingly, income taxes are not reflected in the Company's accompanying stand-alone financial statement.

[4] Use of estimates:

The preparation of the accompanying financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds are carried at cost, which approximate fair value.

FRANK CRYSTAL CAPITAL, INC.

Notes to Financial Statements
December 31, 2007

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. At December 31, 2007, the Company had net capital, as defined, of $47,372, which was $42,372 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Frank Crystal whereby the Company is charged for its respective share of expenses, including, but not limited to, office space, equipment, and insurance expenses. The Company is charged a fixed monthly fee, which totaled $17,100 for the period from the date of incorporation (March 27, 2006) to December 31, 2007. The agreement shall remain in effect until terminated by each of the parties upon 60-day written notice.

NOTE E - STOCKHOLDER'S EQUITY

During the period from the date of incorporation (March 27, 2006) to December 31, 2007, the Company was capitalized with a $55,000 equity contribution from Frank Crystal. As of December 31, 2007, the Company had not yet issued common shares in exchange for this capital contribution. Accordingly, the $55,000 contribution has been reflected as additional paid-in capital in the accompanying financial statement.

END